Exhibit 99.33

Formation Capital Corporation

Suite 1510 – 999 West Hastings Street

Vancouver, B.C. Canada V6C 2W2

Tel: 604.682.6229 Fx: 604.682-6205

Website:  formcap.com

Significant Uranium Drill Intersections Discovered on the Virgin River Project

Vancouver, B.C., February 07, 2005, Formation Capital Corporation (Formation, FCO-TSX) (the “Company”), further to its news release dated January 18, 2005, is pleased to announce results reported to it by project operator, Cameco, from its Virgin River uranium project located within the south-central portion of the Athabasca Basin in northern Saskatchewan.  The project is a joint venture formed in 1998 between Formation Capital Corporation’s wholly owned Canadian subsidiary, Coronation Mines Ltd. and UEM, jointly owned 50% by Cameco Corporation and 50% by Areva subsidiary Cogema Resources Inc.  Coronation Mines Ltd. owns 2% of the project with the right to acquire up to 10% of the project under certain circumstances and is carried on the project through to $10 million worth of exploration and development.  Approximately $4.5 million has been spent on the project to date.

The 2004 exploration program on the Virgin River project included two diamond drill holes (DDH's VR-17 and VR-18) totaling 1,819 metres and drill core lithogeochemistry, drill core reflectance spectroscopy, drill core physical property testing and drill core petrographic studies.  The uranium intersections obtained in DDH VR-18 are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration according to Cameco.

Encouraging results were obtained in the second drill hole of the program, DDH VR-18.  This drill hole was completed to test a prominent electromagnetic anomaly in the footwall of the Dufferin Lake fault and encountered three separate zones of uranium mineralization.  Two of the three mineralized zones are hosted by the Athabasca Group from 709.4 to 711.2 m (0.28% U3O8 over 1.2 m from 710.5 -711.7 m) and from 752.1 to 761.0 m (1.00% U3O8 over 10.8 m from 752.0 -762.8 m).  Most importantly this hole also intersected a zone of high  grade “unconformity-hosted” mineralization in a third interval, which occurs in close proximity to the Athabasca Group Virgin River Domain unconformity at 791.1 m.  Assays from this lowermost intersection include 5.83% U3O8 over 6.4 m from 789.1 to 795.5 m with 13.86% U3O8 over 2.5 m from 792.0 to 794.5 m.  Check assays on the high-grade mineralization, using the delayed neutron activation (DNC) method, returned slightly higher grades than the inductively coupled plasma (ICP) method.  The DNC assay results were 6.49% U3O8 over 5.9 m from 789.6 to 795.5 m which includes 14.29% U3O8 over 2.5 m from 792.0 to 794.5 m.

Table 1: Current Drill Hole Results

Drill Hole	from (m)	to (m)	Length (m)	Length (ft)	U3O8 (%) ICP Assay	U3O8 (%) DNC Assay
VR - 18	710.5	711.7	1.2	3.94	0.28	-
	752.0	762.8	10.8	35.43	1.00	-
	789.1	795.5	6.4	21.00	5.83	-
	789.6	795.5	5.9	19.36	-	6.49
	792.0	794.5	2.5	8.2	13.86	14.29

The Saskatchewan Research Council (SRC) of Saskatoon, Saskatchewan carried out all uranium assays.  All ICP assay analysis were done on HQ size split core sampled at a nominal 0.5 m length.  The core recovery through the high-grade interval was 100%.  Mr. Dan Jiricka, P.Geo., P.Eng. of Cameco Corporation, is the Senior Geologist and Qualified Person working on the project.  A location map of the project and drill holes is available on Formation Capital Corporation’s website at www.formcap.com.

According to the project operator the pathfinder element signature in DDH VR-18 compares favorably to that observed in Cameco's McArthur River project.  The McArthur River operation is the world's largest known deposit of high-grade uranium.

   Cont…

C O B A L T     . . . THE ESSENTIAL ELEMENT

Formation Capital News Release, February 7, 2005, Page 2

The uppermost "Athabasca Group-hosted" mineralized zone, commencing at 709.4 m, contained fracture related pitchblende and uranium oxides and, as such, potentially represents remobilized uranium mineralization.  The style of mineralization in the second "Athabasca Group-hosted" interval (beginning at 752.1 m) appears to be mainly pervasive replacement pitchblende with superimposed fracture related uranium mineralization.  This zone of mineralization is characterized by the presence of intermixed oxidizing (hematite) and reducing (chlorite-kaolinite) facies.  No significant brittle deformation was observed in this zone; with only very minor intragranular fracturing having been noted.

The lowermost uranium intersection straddles the Athabasca Group-Virgin River Domain unconformity from 789.1 to 795.5 m.  Although the lowermost Athabasca Group contains some low-grade uranium mineralization, the highest-grade material (locally massive black pitchblende occurring in patches, veins, fractures and spots) is hosted by Virgin River Domain "basement" rocks.

DDH VR-17, the initial drill hole of the program, encountered modestly anomalous Athabasca Group alteration and weakly elevated radioactivity (up to 6,433 cps) but did not intersect significant uranium mineralization.

Historically, work on the Virgin River project has been concentrated in the northern portion of the property and only one drill hole (DDH VR-04) was drilled within 2 km of DDH VR-18.  Excellent uranium exploration potential is indicated in this area and a $1.5 million diamond drill program is planned to follow up on the results of DDH VR-18 in 2005.  Further results will be released when available.

Formation Capital Corporation

“Mari-Ann Green”

Mari-Ann Green

C.E.O.

For further information please contact:

Formation Capital Corporation

1510 – 999 West Hastings Street, Vancouver, BC,  V6C 2W2

Head Office: 604-682-6229

Email: inform@formcap.com -  Or visit our Web site at:  formcap.com

The statements contained in this news release in regard to Formation Capital Corporation that are not purely historical are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including Formation Capital Corporation's beliefs, expectations, hopes or intentions regarding the future.  All forward-looking statements are made as of the date hereof and are based on information available to the parties as of such date.  It is important to note that actual outcome and the actual results could differ from those in such forward-looking statements.  Factors that could cause actual results to differ materially include risks and uncertainties such as technological, legislative, corporate, commodity price and marketplace changes

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C O B A L T     . . . THE ESSENTIAL ELEMENT